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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549
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                                  FORM 12b-25

                                                 Commission File Number: 0-21403

                          NOTIFICATION OF LATE FILING


     (Check One): [X] Form 10-K [_] Form 11-K [_] Form 20-F [_] Form 10-Q
[_] Form N-SAR

For Period Ended: June 30, 2001
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[_] Transition Report on Form 10-K          [_] Transition Report on Form 10-Q
[_] Transition Report on Form 20-F          [_] Transition Report on Form N-SAR
[_] Transition Report on Form 11-K

For the Transition Period Ended:

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                    PART I
                            REGISTRANT INFORMATION

Full name of registrant   Voxware, Inc.
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Former name if applicable

Address of principal executive office (Street and number)

                           168 Franklin Corner Road
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City, State and Zip Code  Lawrenceville, New Jersey 08648
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                                    PART II
                            RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[_] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                   PART III
                                   NARRATIVE

     State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

          Voxware, Inc. (the "Company") is unable to timely file its Annual Report on Form 10-K for the Year Ended June 30, 2001 (the "Form 10-K") without unreasonable effort or expense because management of the Company has been utilizing much of its efforts in implementing the Company's change in business focus. The Form 10-K is currently being prepared and will be filed no later than the 15th calendar day following the September 28, 2001 due date of the Form 10-K.

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                                    PART IV
                               OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

  Nicholas Narlis              (609) 514-4100
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     (Name)               (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                        [X] Yes  [_] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        [X] Yes  [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Please see Exhibit A attached hereto and forming a part hereof.

                                 Voxware, Inc.
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                 (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 27, 2001            By:  /s/ Nicholas Narlis
                                       ------------------------------------
                                       Name:  Nicholas Narlis
                                       Title: Senior Vice President and
                                                 Chief Financial Officer


     Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                   ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                             GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities and Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notification must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

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                                   EXHIBIT A

                                    PART IV
                               OTHER INFORMATION

     (3) For the fiscal year ended June 30, 2001 ("Fiscal 2001") the Company expects to report that it had revenue of approximately $2.1 million, a decrease of $1.7 million from revenue of $3.8 million in the prior year. The Company also expects to report that, in Fiscal 2001, it had net loss before amortization and impairment charges of purchased intangible assets and gains on the write-down of warrants to fair value of approximately $7.7 million, an increase of approximately $7.5 million from net loss before amortization and impairment charges of purchased intangible assets and gains on the write-down of warrants to fair value of approximately $0.2 million in the prior year. Net loss per share for Fiscal 2001 is expected to be not more than $1.20 per share compared to net loss per share of $0.16 for the prior year. The Company believes that the decrease in revenue, net income before amortization and impairment charges of purchased intangible assets and gains on the write-down of warrants to fair value and net income per share was attributable primarily to the Company's change in business focus and the long sales cycle of its new products.

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